UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                        American Railcar Industries, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   02916P 10 3
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 16, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 02916P 10 3

1  NAME OF REPORTING PERSON
      Hopper Investments, LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)/ /
      (b)/ /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     /X/

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      2,123,592

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      2,123,592

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,123,592

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.9%

14 TYPE OF REPORTING PERSON*
      OO

                                  SCHEDULE 13D

CUSIP No. 02916P 10 3

1  NAME OF REPORTING PERSON
      Barberry Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)/ /
      (b)/ /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     /X/

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      2,123,592

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      2,123,592

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,123,592

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.9%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 02916P 10 3

1  NAME OF REPORTING PERSON
      Modal LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)/ /
      (b)/ /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     /X/

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      4,290,918

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      4,290,918

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,290,918

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      20.1%

14 TYPE OF REPORTING PERSON*
      OO

                                  SCHEDULE 13D

CUSIP No. 02916P 10 3

1  NAME OF REPORTING PERSON
      Gail Golden

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)/ /
      (b)/ /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     /X/

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      23,800

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      23,800

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      23,800

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.1%

14 TYPE OF REPORTING PERSON*
      IN

                                  SCHEDULE 13D

CUSIP No. 02916P 10 3

1  NAME OF REPORTING PERSON
      Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)/ /
      (b)/ /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     /X/

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      5,037,165

8  SHARED VOTING POWER
      6,438,310

9  SOLE DISPOSITIVE POWER
      5,037,165

10 SHARED DISPOSITIVE POWER
      6,438,310

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,475,475

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      53.9%

14 TYPE OF REPORTING PERSON*
      IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on January 31, 2006 by the Registrants (the "Initial 13D"), with respect to the shares of Common Stock, par value $0.01 per share (the "Shares"), of American Railcar Industries, Inc., a Delaware corporation (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Initial 13D is hereby amended and restated in its entirety as follows:

     On January 19, 2006, the Issuer's Registration Statement on Form S-1 (File No. 333-130284) and Registration Statement on Form 8-A (File No. 000-51728) were declared effective by the Securities and Exchange Commission (the "Effective Date"). All of the Registrants, except Modal and Ms. Golden, acquired their respective Shares prior to the Effective Date.

     On January 20, 2006, pursuant to a stock purchase agreement (the "Stock Purchase Agreement"), dated December 7, 2005, among Modal, High Coast Limited Partnership, a Delaware limited partnership ("High Coast") and The Foundation for a Greater Opportunity, a Delaware not-for-profit corporation (the "Foundation"), Modal purchased 4,290,918 Shares from the Foundation. The aggregate purchase price for such Shares was $100,000,000. Modal paid the purchase price with $10,000,000 in cash and the balance in a five-year interest-only secured promissory note. The source of funding for the purchase of these Shares was the general working capital of Modal.

     On January 24, 2006, in connection with the closing of the Issuer's initial public offering, Ms. Golden purchased 23,800 Shares through a directed share program that was offered by the Issuer. The aggregate purchase price for these Shares was $499,800. The source of funding for the purchase of these Shares was Ms. Golden's personal funds.

     From November 13, 2007 to November 19, 2007, Hopper purchased an aggregate of 304,616 Shares in the open market for $4,607,842. The source of funding for the purchase of these shares was the general working capital of Hopper.

Item 5. Interest in Securities of the Issuer

          (a) As of 4:00 pm, Eastern Standard Time, on November 19, 2007, Registrants may be deemed to beneficially own, in the aggregate, 11,475,475 Shares, representing approximately 53.9% of the Issuer's outstanding Shares (based upon 21,302,296 Shares stated to be outstanding by the Issuer in Form 10-Q filed by the Issuer on November 8, 2007).

          (b) Hopper has sole voting power and sole dispositive power with regard to 2,123,592 Shares. Each of Barberry and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Modal has sole voting power and sole dispositive power with regard to 4,290,918 Shares. Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Ms. Golden has sole voting power and sole dispositive power with regard to 23,800 Shares. Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Mr. Icahn has sole voting power and sole dispositive power with regard to 5,037,165 Shares.

          Each of Barberry and Mr. Icahn, by virtue of their relationship to Hopper (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares, which Hopper directly beneficially owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn, by virtue of his relationship to Modal (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares, which Modal directly beneficially owns. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn, by virtue of his relationship to Ms. Golden (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares, which Ms. Golden directly beneficially owns. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

          (c) The following table sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Registrants, inclusive of any transactions effected through 4:00 pm, Eastern Standard Time, on November 19, 2007. No commissions were paid by the Registrants in connection with such transactions.



                                       No. of Shares          Price
Name                   Date              Purchased          Per Share
-------------    -----------------    ---------------     -------------
Hopper          November 13, 2007         23,616           $ 15.15
-------------    -----------------    ---------------     -------------
Hopper          November 14, 2007         71,000           $ 15.06
-------------    -----------------    ---------------     -------------
Hopper          November 15, 2007         70,000           $ 14.53
-------------    -----------------    ---------------     -------------
Hopper          November 16, 2007         70,000           $ 15.81
-------------    -----------------    ---------------     -------------
Hopper          November 19, 2007         70,000           $ 15.09
-------------    -----------------    ---------------     -------------

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 2007


HOPPER INVESTMENTS LLC
By:   Barberry Corp.

   By:  /s/ Edward E. Mattner
        ---------------------
        Name:  Edward E. Mattner
        Title: Authorized Signatory


BARBERRY CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


MODAL LLC

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


/s/ Gail Golden
---------------
GAIL GOLDEN


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



               [Signature Page of Schedule 13D Amendment No. 1 -
                       American Railcar Industries, Inc.]